# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BENTLEY SYSTEMS INC, CIK 0001031308
CUSIP: 08265T208
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 685 Stockton Drive, Exton, Pennsylvania (PA), 19341
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897101-21-000076
Filed by CIK 0001825764

## Reporting persons
- Barry J. Bentley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 69,809,155; sole dispositive power 12,038,103; shared dispositive power 11,263,492; aggregate amount beneficially owned 69,809,155 (62.8% of the class)
  Comment: The 69,809,155 Shared Voting Power shares and the 11,263,492 Shared Dispositive Power shares owned include common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by the Reporting Persons into shares of Class B common stock.
  
  The 12,038,103 Sole Dispositive Power Shares includes (i) 1,397 shares of Class B common stock distributable under the Issuer's nonqualified deferred compensation plan within 60 days of December 31, 2024 and (ii) 92,654 shares of Class B common stock held in the Issuer's 401(k) plan.
  
  The 69,808,155 Aggregate Amount Beneficially Owned by each Reporting Person includes the shares described in the two comments above as well as 274,135 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.
  
  The percent of class of 62.8% is based on the comment directly above and 290,712,297 shares of Class B common stock outstanding as of as of October 31, 2024, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,537,627 shares of Class A common stock outstanding as of October 31, 2024, including the 3,340,793 shares of Class A common stock beneficially owned by Barry J. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Barry J. Bentley individually beneficially owns 5.1% of the outstanding shares of Class B common stock.
- Gregory S. Bentley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 69,809,155; sole dispositive power 6,714,694; shared dispositive power 11,263,492; aggregate amount beneficially owned 69,809,155 (62.8% of the class)
  Comment: The 11,263,492 Shared Dispositive Power shares owned include common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by the Reporting Persons into shares of Class B common stock.
  
  The 6,714,694 Sole Dispositive Power Shares include (i) 2,500,000 shares of Class B common stock pledged as security for a credit facility from PNC Bank, N.A. as of the date hereof, (ii) 986,046 shares of Class B common stock distributable under the Issuer's nonqualified deferred compensation plan within 60 days of December 31, 2024 assuming Gregory S. Bentley's termination of employment on such date and (iii) 92,654 shares of Class B common stock held in the Issuer's 401(k) plan, and (iv) 137,512 shares of Class B common stock held by Gregory S. Bentley's spouse.
  
  The 69,809,155 Shared Voting Power shares and the Aggregate Amount Beneficially Owned by Each Reporting Person include the shares described in the two comments above as well as 274,135 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.
  
  The percent of class of 62.8% is based on the comment directly above and 290,712,297 shares of Class B common stock outstanding as of as of October 31, 2024, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,537,627 shares of Class A common stock outstanding as of October 31, 2024, including the 1,926,509 shares of Class A common stock beneficially owned by Gregory S. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Gregory S. Bentley individually beneficially owns 2.8% of the outstanding shares of Class B common stock.
- Keith A. Bentley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 69,809,155; sole dispositive power 16,219,155; shared dispositive power 11,263,492; aggregate amount beneficially owned 69,809,155 (62.8% of the class)
  Comment: The 11,263,492 Shared Dispositive Power shares owned include common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by the Reporting Persons into shares of Class B common stock.
  
  The 16,219,155 Sole Dispositive Power Shares include (i) 295,910 shares of Class B common stock distributable under the Issuer's nonqualified deferred compensation plan within 60 days of December 31, 2024 and (ii) 92,654 shares of Class B common stock held in the Issuer's 401(k) plan.
  
  The 69,809,155 Shared Voting Power shares and the Aggregate Amount Beneficially Owned by Each Reporting Person include the shares described in the two comments above as well as 274,135 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.
  
  The percent of class of 62.8% is based on the comment directly above and 290,712,297 shares of Class B common stock outstanding as of as of October 31, 2024, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons, which are treated as converted into Class B common stock only for the purpose of computing the percentage ownership of Keith A. Bentley. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,537,627 shares of Class A common stock outstanding as of October 31, 2024, including the 3,340,793 shares of Class A common stock beneficially owned by Keith A. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Keith A. Bentley individually beneficially owns 6.5% of the outstanding shares of Class B common stock.
- Raymond B. Bentley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 69,809,155; sole dispositive power 15,425,343; shared dispositive power 11,263,492; aggregate amount beneficially owned 69,809,155 (62.8% of the class)
  Comment: The 69,809,155 Shared Voting Power shares and the 11,263,492 Shared Dispositive Power shares owned include Class A common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by Raymond B. Bentley into shares of Class B common stock.
  
  The 15,425,343 Sole Dispositive Power Shares include (i) 112,394 shares of Class B common stock distributable under the Issuer's nonqualified deferred compensation plan within 60 days of December 31, 2024 and (ii) 92,654 shares of Class B common stock held in the Issuer's 401(k) plan.
  
  The 69,808,155 Aggregate Amount Beneficially Owned by each Reporting Person includes the shares described in the two comments above as well as Shares owned include 274,135 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.
  
  The percent of class of 62.8% is based on the comment directly above and 290,712,297 shares of Class B common stock outstanding as of as of October 31, 2024, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,537,627 shares of Class A common stock outstanding as of October 31, 2024, including the 1,655,397 shares of Class A common stock beneficially owned by Raymond B. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Raymond B. Bentley individually beneficially owns 5.6% of the outstanding shares of Class B common stock.
- BENTLEY RICHARD P.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 69,809,155; sole dispositive power 0; shared dispositive power 11,263,492; aggregate amount beneficially owned 69,809,155 (62.8% of the class)
  Comment: The 11,263,492 Shared Dispositive Power shares owned include common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by the Reporting Persons into shares of Class B common stock.
  
  The 69,809,155 Shared Voting Power shares and the Aggregate Amount Beneficially Owned by Each Reporting Person include the comment directly above and 274,135 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.
  
  The percent of class of 62.8% is based on the comment directly above and 290,712,297 shares of Class B common stock outstanding as of as of October 31, 2024, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,537,627 shares of Class A common stock outstanding as of October 31, 2024, including the 1,000,000 shares of Class A common stock beneficially owned by Richard P. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Richard P. Bentley individually beneficially owns 0.3% of the outstanding shares of Class B common stock.

## Item 1. Issuer
Name of issuer: BENTLEY SYSTEMS INC
Address of issuer's principal executive offices: 685 Stockton Drive, Exton, PA 19341

## Item 2. Person Filing
Name of person filing: This statement is being filed by Barry J. Bentley, Gregory S. Bentley, Keith A. Bentley, Raymond B. Bentley, and Richard P. Bentley.
Address of principal business office or, if none, residence:
The address of the principal business office (or, if none, the residence) of each person filing this Schedule is as follows:
Richard P. Bentley is located at c/o VideoRay LLC, 212 East High Street, Pottstown, Pennsylvania, 19464;
Barry J. Bentley, Gregory S. Bentley, Keith A. Bentley, and Raymond B. Bentley are located at c/o Bentley
Systems, Incorporated, 685 Stockton Drive, Exton, Pennsylvania, 19341.
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 290,712,297 shares of Class B common stock outstanding as of as of October 31, 2024, as disclosed in the Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Item 8 Information
99.2 Joint Filing Agreement, dated February 14, 2023, among Richard P. Bentley, Keith A. Bentley, Barry J. Bentley, Gregory S. Bentley and Raymond S. Bentley, incorporated by reference to the Amendment No. 2 to the Schedule 13G filed by the Reporting Persons on February 14, 2023.

## Signatures
- Barry J. Bentley: /s/ Barry J. Bentley, N/A (02/05/2025)
- Gregory S. Bentley: /s/ Gregory S. Bentley, N/A (02/05/2025)
- Keith A. Bentley: /s/ Keith A. Bentley, N/A (02/05/2025)
- Raymond B. Bentley: /s/ Raymond B. Bentley, N/A (02/05/2025)
- BENTLEY RICHARD P.: /s/ Richard P. Bentley, N/A (02/05/2025)